[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: EquiLend LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 9th Floor
(No. and Street)

New York,	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(212) 901-2228
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Nigrelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EquiLend LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul Nigrelli 2/26/2013
Signature

Chief Financial Officer
Title

New York State
New York County
#02OT6213926 exp. 11/23/13
2/26/2013
Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

December 31, 2012

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

December 31, 2012

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

TABLE OF CONTENTS

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EquiLend LLC

We have audited the accompanying financial statements of EquiLend LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquiLend LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

New York, New York
February 26, 2013

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Financial Condition
As of December 31, 2012

ASSETS	
Investments	$ 4,066,691
Cash	1,161,705
Accounts receivable	957,594
Total assets	$ 6,185,990
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Deferred revenue	$ 868,166
Due to affiliates	574,539
Other liability	114,574
Total liabilities	1,557,279
MEMBER'S EQUITY	
Member's contributions, net	10,200,000
Accumulated deficit	(5,571,289)
Total member's equity	4,628,711
Total liabilities and member's equity	$ 6,185,990

The accompanying notes are an integral part of this statement.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Operations
Year ended December 31, 2012

REVENUES	
User fees	$ 19,403,836
Brokerage fees	1,891,927
Integration fees	139,250
Investment income and other	57,276
Total revenues	21,492,289
EXPENSES	
Employee compensation and benefits	8,966,838
Technology and communications	4,082,021
Service fee	2,087,789
Office general and administrative	1,033,343
Professional services	873,664
Occupancy	528,783
Cost plus expense	345,775
Total expenses	17,918,213
Profit before tax	3,574,076
Tax expense	259,137
Net income	$ 3,314,939

The accompanying notes are an integral part of this statement.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Changes in Member's Equity
Year ended December 31, 2012

	Member's Contributions	Accumulated Deficit	Total
Member's equity at December 31, 2011	$ 14,200,000	$ (8,886,228)	$ 5,313,772
Distributions	(4,000,000)	-	(4,000,000)
Net income	-	3,314,939	3,314,939
Member's equity at December 31, 2012	$ 10,200,000	$ (5,571,289)	$ 4,628,711

The accompanying notes are an integral part of this statement.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Cash Flows
Year ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,314,939
Increase and decrease in operating assets and liabilities	
Increase in due to Affiliates, net	1,137,208
Decrease in accounts receivable	809,322
Increase in deferred revenue	661,231
Increase in other liabilities	114,574
Net cash provided by operating activities	6,037,274
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investments	(1,137,602)
Cash used in investing activities	(1,137,602)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital distributions	(4,000,000)
Cash used in financing activities	(4,000,000)
Net increase in cash	899,672
Cash at beginning of year	262,033
Cash at end of year	$ 1,161,705

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

EquiLend LLC (the "Company"), a Delaware limited liability company, was formed in 2001. In 2002, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers ("NASD") and commenced operations. In 2008, the NASD was consolidated into the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a member of FINRA.

EquiLend Holdings LLC (the "Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions between securities lenders and borrowers. The Company, through a service agreement with the Parent, offers services to users through the Platform along with the Company's affiliates, EquiLend Europe Limited, EquiLend Canada Corp., and EquiLend Asia Limited (the "Affiliates"). The Company and the Affiliates are wholly owned subsidiaries of the Parent.

The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company has cash held by major financial institutions, which are insured by the Federal Deposit Insurance Corporation ("FDIC") at up to $250,000 per legal entity. As of December 31, 2012, the cash balance held at the financial institution exceeded the federally insured amount by $911,705.

Investments

Investments include investments in short-term bond funds. All investments are carried at fair value.

Revenue Recognition

The Company earns user fees from facilitating securities lending and borrowing transactions on the Platform. User fees are earned over the period the services are performed. In addition, the Company collects and remits revenue on behalf of the Affiliates. User fees received in advance are recorded as deferred revenue on the Statement of Financial Condition and recognized over the period to which the fees relate, generally three months. Integration fees include services for technical and business integration, testing and training for new users and are recognized over the term of the relative user agreement, generally one year.

Brokerage fees represent transaction fees earned from EquiLend Europe Limited and EquiLend Canada Corp. for the facilitation of securities lending and borrowing transactions executed by the users of these affiliates. Such brokerage fees are earned in the month for which services are performed for these affiliates.

Taxes

The Company is a limited liability company, which is taxed as a partnership. Accordingly, the taxable income or loss of the Company is included in the unincorporated business tax ("UBT") tax return of the Parent. The Company and the Parent are both subject to UBT. The Company computes its income tax provision on a separate entity basis. Income taxes are accounted for using the asset and liability method. Deferred income taxes are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when it is more likely than not that deferred tax assets will not be realized in future years. For the year ended December 31, 2012, the Company recorded $144,563 of UBT tax expense and a corresponding tax payable to the Parent. At December 31, 2012, the Company no longer has a UBT net loss carryover available to offset future taxable income. The UBT net loss carryover was the primary driver of the net deferred tax asset in the previous year. Accordingly, no deferred tax asset has been reflected in the Statement of Financial Condition.

The Company adopted the provisions for accounting for uncertain tax positions under ASC Topic 740, Income Taxes ("ASC 740"). As required by ASC 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. As of December 31, 2012, the Company has recorded a reserve for uncertain tax positions of $114,574 for which the statute of limitations remains open. If recognized, this amount would impact the effective tax rate of the Company. With limited exceptions, the statute of limitations is closed for tax years prior to 2009. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will change significantly in the next twelve months after December 31, 2012. The Company has not recognized penalties and interest related to the unrecognized benefits.

Fair Value of Financial Instruments

The Company adopted the guidance issued by the Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to fair value measurements. This guidance requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (i.e., quoted prices for similar assets or liabilities in active markets).

Level 3 - unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of $3,386,449, which was $3,282,630 in excess of its required net capital of $103,819. The ratio of aggregate indebtedness to net capital was 0.46 to 1.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safekeep customer securities.

4. RELATED PARTIES

All of the Company's revenue from user fees, with the exception of $10,031,056, was earned from members or affiliates of members of the Parent. Accounts receivable included $87,605 owed to the Company by members or affiliates of members of the Parent.

The Company has entered into a Securities Service Agreement (the "Agreement") with EquiLend Europe Limited and EquiLend Canada Corp. under which the Company performs services, including the facilitation of securities lending and borrowing transactions, on behalf of the above mentioned affiliates. These revenues, presented as brokerage fees on the statement of operations, total $1,891,927 for the year ended December 31, 2012. Also under the Agreement, the Company acts as a billing agent for user fees on behalf of these affiliates. User fees are allocated to these affiliates when the affiliates are designated as the operating entity in the underlying user agreement between the Company, the affiliates and the user. As of December 31, 2012, the Company owed the Affiliates $295,595.

Effective July 1, 2012, EquiLend Asia Limited began servicing clients in the Asia region on behalf of the Company. For the year ended December 31, 2012, user fees included $307,687 from clients in the Asia region. Costs associated with this service are funded by the Company through a cost plus arrangement. For the year ended December 31, 2012, $345,775 of expenses resulting from this arrangement, presented as cost plus expense on the statement of operations, were incurred. Prior to July 1, 2012, the cost plus arrangement was between EquiLend Europe Limited and EquiLend Asia Limited.

For the year ended December 31, 2012, interest income of $9,979 was earned from a money market fund for which an affiliate of one of the members of the Parent provided investment advisory services.

Investments consist of $4,066,691 invested in a short term bond fund with an affiliate of a member of the Parent. Cash consists of $1,161,705 in a bank account with an affiliate of a member of the Parent.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates substantially all operating costs to the Company. Such expenses totaled $15,484,649 for the year ended December 31, 2012. Included within these expenses is $40,000 related to a variable compensation plan operated by the Parent, which involves certain employees of the Company. The Parent also allocated service fees of $2,087,789 to the Company under the Services Agreement for use of the Platform developed by the Parent. The Company reimburses the Parent for allocated expenses and service fees on a monthly basis. As of December 31, 2012, the Company owed the Parent $278,944.

5. FAIR VALUE

As required by FASB guidance, investments are classified within the level of the lowest significant input considered in determining fair value. The following table sets forth information about the level within the fair value hierarchy at which the Company's investments are measured as of December 31, 2012.

	Financial Assets at Fair Value			
Description	**Level 1**	**Level 2**	**Level 3**	**December 31, 2012**
Short duration bond fund	$ 4,066,691	$ -	$ -	$ 4,066,691
Total	$ 4,066,691	$ -	$ -	$ 4,066,691

6. SUBSEQUENT EVENTS

On February 25, 2013, the Company sent a notification to FINRA to make a capital distribution to the Parent in the amount of $1,000,000.

SUPPLEMENTARY INFORMATION

Schedule I

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Computation of net capital	
Total member's equity	$ 4,628,711
Deductions and/or charges	
Nonallowable assets	
Accounts receivable	957,594
Total nonallowable assets	957,594
Tentative net capital	3,671,117
Haircuts on securities - short term bond fund	284,668
Net capital	$ 3,386,449
Aggregate indebtedness	
Items included in the statement of financial condition	
Deferred revenue	$ 868,166
Due to affiliates	574,539
Other liability	114,574
Total aggregate indebtedness	$ 1,557,279
Computation of basic net capital requirement	
Minimum net capital required - the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 103,819
Excess net capital	$ 3,282,630
Ratio of aggregate indebtedness to net capital	0.46

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2012)	
Net capital, as reported in Company's part II (unaudited) FOCUS	$ 3,721,457
Adjustment to correct under accrual of income taxes	259,137
Other items (net)	75,871
Total adjustments	335,008
Net capital per above	$ 3,386,449

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

Grant Thornton

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to a Company's SIPC Assessment Reconciliation

EQUILEND LLC

December 31, 2012

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to a Company's SIPC Assessment Reconciliation

EQUILEND LLC

December 31, 2012

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EquiLend LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by EquiLend LLC (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with the December 31, 2012 year-end trial balance noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the year-end trial balance supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 26, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2012

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053738 FINRA DEC
EQUILEND LLC 5*5
EQUILEND
ATTN: SU ZHU
17 STATE ST FL 9
NEW YORK NY 10004-1575

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 53,731

B. Less payment made with SIPC-6 filed (exclude interest) (76,520)

7/25/12
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 27,211

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 27,211

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 27,211

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Equilend LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 20 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No. — **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 21,492,289

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 21,492,289

2e. General Assessment @ .0025 $ 53,731

(to page 1, line 2.A.)

Grant Thornton